中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09 (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited has published an announcement on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

The Board of Directors of
China Southern Airlines Company Limited

24 January 2008

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.

Stock short name: CSA Stock Code: 600029 Announcement No.: Lin 2008-3

Announcement of the Board of Directors of China Southern Airlines Company Limited

The Company and all members of the board of directors warrant that the content of this announcement is true, accurate and complete, and jointly and severally accept responsibility for the misrepresentation, misleading statements or material omissions of this announcement.

China Southern Airlines Company Limited (the "Company") entered into a Business Cooperation Framework Agreement with China Eastern Airlines Corporation Limited ("CEA") in respect of business cooperation in various aspects on 22 January 2008 in Shanghai (the "Cooperation"). The Cooperation has caught the attention of media and investors and some media even widely reported on this. The Company believed the Business Cooperation Framework Agreement with CEA was entered into in the ordinary course of business of the Company which requires no disclosure. However, since it arouses wide attention from the media and public investors, the Company, being responsible to its investors, would like to make the following statements regarding the Cooperation:

1. The Company has never authorized any media or individual to make any report on the abovementioned;

2. The Business Cooperation Framework Agreement with CEA was entered into in the ordinary course of business of the Company. The purpose of which is to strengthen business cooperation between and enhance operating efficiency of both companies. Such Agreement does not involve any aspect of share equity transfer;

3. The Company is not aware of any matter discloseable which has not been disclosed. All the formal information released by the Company will be published in two designated newspapers: "China Securities Journal" and "Shanghai Securities News" in the People's Republic of China. The Company will be in compliance with its relevant obligations under the applicable rules and regulations. Investors are advised to exercise caution in dealing in the shares of the Company.

The Board of Directors of
China Southern Airlines Company Limited

24 January 2008